ParkerVision Reports Fourth Quarter and Full Year 2016 Results

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., March 30, 2017 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three months and year ended December 31, 2016.

Fourth Quarter and 2016 Business Highlights and Recent Developments

•	New Products
o

Developed a consumer Wi-Fi product line that provides cost-effective distributed Wi-Fi coverage, eliminating dead zones, extending Wi-Fi to new coverage areas, and creating a more even distribution of higher data rates.

o	Direct marketing launch and initial product shipment is expected in the second quarter of 2017.
o	Integrated the Company’s proprietary RF intellectual property into a Wi-Fi system-on-chip for a full-featured, highly integrated solution.
•	Licensing & Litigation
o	Entered into worldwide Patent License and Settlement agreement with Samsung in 2016.
o

Requested termination of the investigation at the International Trade Commission (“ITC”) against Qualcomm, Apple and LG following ruling that precluded the Company from presenting key infringement evidence at the ITC hearing.

▪	Termination of ITC proceedings allows the Company to request a lift of the stay on current corresponding district court action in the Middle District of Florida.
o	Received favorable infringement ruling against LG in Munich, Germany; injunction stayed pending resolution of corresponding nullity action.
o	Hearing in German infringement case against Apple scheduled for May 4, 2017 citing same patent as in the LG case in Munich.
o	Expanded infringement case against Apple with a second case to include Apple iPhone 7 and iPhone 7 Plus with a hearing scheduled for June 29, 2017.
o	Received favorable rulings from Patent Trial and Appeal Board, preserving all challenged claims of the ‘372 Patent and preserving a number of challenged claims of the ‘940 Patent.

•	Balance Sheet
o	Raised $10 million in gross proceeds under an At Market Issuance Sales Agreement in first quarter 2017.
o

Received $13 million in funding from Brickell Key Investments (“BKI”) in 2016 primarily to fund certain patent infringement proceedings; repayment is contingent upon receipt of patent-related proceeds and the repayment obligation is recorded as a long-term liability at its estimated fair value of $14.2 million at December 31, 2016.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We are pleased to have made progress with our international licensing program in 2016 by negotiating a settlement and securing a license agreement with Samsung, a major milestone that underscores our objective to receive fair compensation for the use of our intellectual property.  We continue to remain optimistic that we will achieve a resolution with additional parties, and although we have suspended our investigation at the ITC, we plan to move expeditiously on requesting a lift of the stay in the parallel district court case currently pending in the Middle District of Florida.  In Germany, the merits of our three cases continue to progress with hearings scheduled in May and June 2017.”

Parker continued, “Our product development team has been steadfast in their efforts to launch an innovative new Wi-Fi product. Feedback received from our prototype demonstrations to date has surpassed our expectations, and we look forward to launching the sales and marketing campaign and delivering product to customers in our target markets in the second quarter of 2017.  We have invested in bringing a new home Wi-Fi product to market, and also in developing our own Wi-Fi system-on-chip that enables us to take advantage of the investment we have made in our RF technologies.  I believe we will see strong positive feedback from our target markets that will translate into revenue growth in 2017 and beyond.”

Fourth quarter and Year ended 2016 Financial Results

•

GAAP net loss for the fourth quarter of 2016 was $5.7 million, or $0.43 per common share, compared to a net loss of $3.3 million, or $0.33 per common share for the fourth quarter of 2015.  The increase in net loss is largely the result of a $1.8 million increase in estimated fair value of the company’s contingent payment obligation.

•

Non-GAAP net loss for the fourth quarter of 2016, which excluded the effects of share-based compensation expense and changes in fair value of the contingent repayment obligation, was $3.1 million, compared to $3.2 million for the fourth quarter of 2015.  On a per share basis, non-GAAP net loss per common share was $0.23 for the fourth quarter of 2016, compared to $0.32 for the same period in 2015.

•

GAAP net loss for the year ended 2016 was $21.5 million, or $1.76 per common share, compared with a net loss of $17.1 million, or $1.74 per common share, for the year ended 2015.   The increase in net loss is largely the result of a $4.9 million increase in the estimated fair value of the company’s contingent payment obligation.

•	Non-GAAP net loss for the year ended 2016 was $14.4 million, or $1.18 per share, compared with a non-GAAP net loss of $15.9 million, or $1.61 per share, for the year ended 2015.

•	Revenue increased by approximately $4.1 million from 2015 to 2016, primarily as a result of patent licensing revenue.
•

Operating expenses for the year ended 2016 reflected an increase in litigation fees and expenses of approximately $3.6 million over the prior year. The litigation fees and expenses incurred in 2016 have been paid primarily from the funds received from BKI.

•

Cash used in operations was approximately $14.4 million in 2016 which includes approximately $8.4 million for legal fees and expenses paid from BKI proceeds and approximately $6.0 million for operating costs excluding litigation.  This compares to $11.6 million in cash used for operations in 2015.

•	Cash provided by financing activities for the year ended 2016 included $13 million in financing received from BKI and a $3.3 million repayment to BKI.

Conference Call

The Company will host a conference call and webcast on March 30, 2017 at 4:30 p.m. Eastern to review its fourth quarter 2016 financial results. The conference call will be accessible by telephone at 1-877-561-2750, conference ID# 90527362, at least five minutes before the scheduled start time.  International callers should dial 1-763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2016. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Laurie Little
Chief Financial Officer	or	The Piacente Group
ParkerVision, Inc		212-481-2050, parkervision@tpg-ir.com
904-732-6100, cpoehlman@parkervision.com

 (TABLES FOLLOW)

ParkerVision, Inc.

Balance Sheet Highlights (in thousands)

(in thousands)	December 31,	December 31,
	2016	2015
Cash, cash equivalents, and restricted cash equivalents	$1,169	$175
Available-for-sale securities	14	1,790
Prepaid and other current assets	686	226
Inventories, net	170	161
Property and equipment, net	269	446
Intangible assets, net	6,268	7,575
Total assets	8,576	10,373

Current liabilities	2,508	4,038
Long-term liabilities	14,187	52
Shareholders’ (deficit) equity	(8,119)	6,283
Total liabilities and shareholders’ (deficit) equity	$8,576	$10,373

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	(Unaudited)
	Three Months Ended		Year Ended
(in thousands, except per share amounts)	December 31,		December 31,
	2016	2015	2016	2015
Revenue	$-	$5	$4,064	$11
Cost of sales	-	6	342	12
Gross margin	-	(1)	3,722	(1)

Research and development expenses	963	614	3,343	4,138
Selling, general and administrative expenses	2,865	2,700	16,318	12,925
Total operating expenses	3,828	3,314	19,661	17,063

Interest and other income (expense)	(16)	(6)	(50)	(11)
Change in fair value of contingent payment obligation	(1,827)	-	(4,860)	-
Total interest and other	(1,843)	(6)	(4,910)	(11)

Net loss before taxes	(5,671)	(3,321)	(20,849)	(17,075)
Foreign income tax expense	-	-	(660)	-

Net loss	$(5,671)	$(3,321)	$(21,509)	$(17,075)

Basic and diluted net loss per common share	$(0.43)	$(0.33)	$(1.76)	$(1.74)

Weighted average shares outstanding	13,124	9,991	12,244	9,842

ParkerVision, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

	(Unaudited)
	Three Months Ended		Year Ended
(in thousands)	December 31,		December 31,
	2016	2015	2016	2015
Cash flows from operating activities
Net cash used in operating activities	$ (2,562)	$ (1,648)	$ (14,364)	$ (11,623)

Cash flows from investing activities
Purchase of available-for-sale investments	-	(1,752)	(4,404)	(2,701)
Proceds from sale of available-for-sale investments	615	1,375	6,180	11,880
Purchase of long-lived assets, net	(42)	(150)	(159)	(740)
Net cash provided by (used in) investing activities	573	(527)	1,617	8,439

Cash flows from financing activities
Net proceeds from issuance of common stock and warrants	(43)	2,092	4,133	3,292
Proceeds from contingent payment obligation, net of repayments	-	-	9,660	-
Principal payments on capital lease obligations	-	(48)	(52)	(152)
Net cash (used in) provided by financing activities	(43)	2,044	13,741	3,140

Net (decrease) increase in cash, cash equivalents and restricted cash equivalents	(2,032)	(131)	994	(44)

Cash, cash equivalents and restricted cash equivalents - beginning of period	3,201	306	175	219

Cash, cash equivalents and restricted cash equivalents - end of period	$ 1,169	$ 175	$ 1,169	$ 175

Non-GAAP Financial Measures that Supplement GAAP Measures

We use both generally accepted accounting principles (“GAAP”) and non-GAAP financial measures for assessing our operating performance.  The non-GAAP measures we use include Adjusted Net Loss and Adjusted Net Loss per Share.  These non-GAAP measures exclude the effect on net loss and net loss per share of (i) changes in fair value of our contingent payment obligation and (ii) share-based compensation expense.  We consider these non-GAAP measures to provide relevant supplemental information to assist investors in better understanding our operating results.  These non-GAAP measures should not be considered a substitute for, or superior to measures of financial performance prepared in accordance with GAAP.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures for the three months and year ended December 31, 2016 follows:

Reconciliation of Net Loss to Adjusted Net Loss:
	Three Months Ended		Year Ended
(in thousands)	December 31,		December 31,

	2016	2015	2016	2015
Net loss	$(5,671)	$(3,321)	$(21,509)	$(17,075)
Excluded items:
Share-based compensation	722	116	2,210	1,199
Change in fair value of contingent payment obligation	1,827	-	4,860	-
Adjusted net loss	$(3,122)	$(3,205)	$(14,439)	$(15,876)

Reconciliation of Net Loss per Common Share to Adjusted Net Loss per Common Share:

	Three Months Ended		Year Ended
	December 31,		December 31,

	2016	2015	2016	2015
Basic and diluted net loss per common share	$(0.43)	$(0.33)	$(1.76)	$(1.74)
Excluded items	0.20	0.01	0.58	0.13
Adjusted net loss per common share	$(0.23)	$(0.32)	$(1.18)	$(1.61)

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